Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,948 Registration Statement Nos. 333-221595; 333-221595-01 Dated May 6, 2019 Filed pursuant to Rule 433

Structured Investments

PLUS Based on the Value of the S&P 500® Index due June 2, 2025

This document provides a summary of the terms of the PLUS offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	June 2, 2025
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity per PLUS:

If the final index value is greater than the initial index value:

$1,000 + leveraged upside payment

If the final index value is less than or equal to the initial index value:

$1,000 + ($1,000 × index percent change x 50%)

Under these circumstances, the payment at maturity will be less than or equal to the stated principal amount of $1,000. However, under no circumstances will the PLUS pay less than $500 per PLUS at maturity.

Leveraged upside payment:	$1,000 × upside leverage factor × index percent change
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	May 28, 2025, subject to postponement for non-index business days and certain market disruption events
Upside leverage factor:	At least 110%. The actual upside leverage factor will be determined on the pricing date.
Minimum payment at maturity:	$500 per PLUS (50% of the stated principal amount)
Stated principal amount:	$1,000 per PLUS
Pricing date:	May 28, 2019
Original issue date:	May 31, 2019 (3 business days after the pricing date)
CUSIP/ISIN:	61769HAY1 / US61769HAY18
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $932.40 per PLUS, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The PLUS offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The PLUS will pay no interest, provide a minimum payment at maturity of only 50% of the stated principal amount and have the terms described in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus moderately leveraged upside performance of the underlying index. However, if the underlying index has depreciated in value, investors will lose 0.50% for every 1% decline in the index value over the term of the securities. Under these circumstances, the payment at maturity will be less than the stated principal amount. Investors may lose up to 50% of the stated principal amount of the PLUS. These long-dated PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income in exchange for the moderate leverage feature. The PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the PLUS

The payoff diagram below illustrates the payment at maturity on the PLUS, assuming a hypothetical upside leverage factor of 110%. The actual upside leverage factor will be determined on the pricing date.

Investing in the Buffered PLUS involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319006005/dp106401_fwp-ps1948.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The PLUS do not pay interest and provide a minimum payment at maturity of only 50% of your principal.
•	The market price of the PLUS will be influenced by many unpredictable factors.
•	The PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	The amount payable on the PLUS is not linked to the value of the underlying index at any time other than the valuation date.
•	Investing in the PLUS is not equivalent to investing in the underlying index.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the PLUS in the original issue price reduce the economic terms of the PLUS, cause the estimated value of the PLUS to be less than the original issue price and will adversely affect secondary market prices.
•	Adjustments to the underlying index could adversely affect the value of the PLUS.
•	The estimated value of the PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	The PLUS will not be listed on any securities exchange and secondary trading may be limited.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the PLUS.
•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS.
•	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the PLUS– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the PLUS. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through May 1, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to May 1, 2019